UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AKARI THERAPEUTICS PLC

(Name of Issuer)

American Depositary Shares,

representing Ordinary Shares, par value £0.01

(Title of Class of Securities)

00972G108

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 00972G108

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 139,899 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 139,899 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
9	Aggregate amount beneficially owned by each reporting person. 139,899 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 1.2% of the Ordinary Shares*
12	Type of reporting person OO

*	Boxer Capital, LLC is currently the beneficial owner of 139,899 American Depositary Shares (“ADS”) representing 13,989,900, or 1.2%, of the Ordinary Shares of Akari Therapeutics PLC (the “Issuer”), based on 1,177,693,383 Ordinary Shares reported to be outstanding as of November 16, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 23, 2015. Each ADS represents ten Ordinary Shares of the Issuer.

CUSIP No. 00972G108

1	Name of reporting persons. Boxer Asset Management, Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 139,899 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 139,899 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
9	Aggregate amount beneficially owned by each reporting person. 139,899 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 1.2% of the Ordinary Shares*
12	Type of reporting person CO

*	Boxer Asset Management, Inc. is currently the beneficial owner of 139,899 ADS representing 13,989,900, or 1.2%, of the Ordinary Shares of the Issuer, based on 1,177,693,383 Ordinary Shares reported to be outstanding as of November 16, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 23, 2015. Each ADS represents ten Ordinary Shares of the Issuer.

CUSIP No. 00972G108

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 139,899 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 139,899 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
9	Aggregate amount beneficially owned by each reporting person. 139,899 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 1.2% of the Ordinary Shares*
12	Type of reporting person IN

*	Joe Lewis is currently the beneficial owner of 139,899 American Depositary Shares (“ADS”) representing 13,989,900, or 1.2%, of the Ordinary Shares of Akari Therapeutics PLC (the “Issuer”), based on 1,177,693,383 Ordinary Shares reported to be outstanding as of November 16, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 23, 2015. Each ADS represents ten Ordinary Shares of the Issuer.

CUSIP No. 00972G108

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power.
	6	Shared voting power. 10,556 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 10,556 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
9	Aggregate amount beneficially owned by each reporting person. 10,566 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.1% of the Ordinary Shares*
12	Type of reporting person OO

*	MVA Investors, LLC is currently the beneficial owner of 10,566 ADS representing 1,056,600, or 1.2%, of the Ordinary Shares of the Issuer, based on 1,177,693,383 Ordinary Shares reported to be outstanding as of November 16, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 23, 2015. Each ADS represents ten Ordinary Shares of the Issuer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G filed on August 28, 2015 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”) and Joe Lewis. This Amendment No. 1 is an original filing for MVA Investors, LLC (“MVA Investors”). Boxer Capital, Boxer Management, Joe Lewis and MVA Investors are collectively referred to herein as the “Reporting Persons.” The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.

Item 1

(a).	Name of Issuer:

Akari Therapeutics Plc (the “Issuer”)

(b).	Address of Issuer’s Principal Executive Offices:

The Gridiron Building
One Pancras Square
London, N1C 4AG, United Kingdom

Item 2

(a).	Name of Person Filing:

This Amendment No. 1 is jointly filed by the Reporting Persons. Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect owner and controls Boxer Management. MVA Investors is the independent, personal investment vehicle of certain employees of Boxer Capital and Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital, and is controlled by employees of Tavistock Life Sciences Company that are members of MVA Investors. As such, MVA Investors is not controlled by Boxer Capital, Boxer Management or Joe Lewis.

(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of both Boxer Capital and MVA Investors is: 11682 El Camino Real, Suite 320, San Diego, California 92130. The principal business address of both Boxer Management and Joe Lewis is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

(c).	Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is a corporation organized under the laws of the Bahamas. MVA Investors is a limited liability company organized under the laws of Delaware. Joe Lewis is a citizen of the United Kingdom.

(d).	Title of Class of Securities:

American Depositary Shares, representing Ordinary Shares

(e).	CUSIP Number:

00972G108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joe Lewis beneficially own 139,899* ADS, representing 13,989,900 Ordinary Shares. MVA Investors beneficially owns 10,566* ADS, representing 1,056,600 Ordinary Shares.

(b)	Percent of class:

The ADS beneficially owned by Boxer Capital, Boxer Management and Joe Lewis represent 1.2%* of the Issuer’s outstanding Ordinary Shares. The ADS beneficially owned by MVA Investors represent 0.1% of the Issuer’s outstanding Ordinary Shares. Each ADS represents ten Ordinary Shares of the Issuer.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

MVA Investors has the sole power to vote or direct the vote of the 10,566* ADS, representing 1,056,600 Ordinary Shares, it beneficially owns. Boxer Capital, Boxer Management and Joe Lewis do not have the sole power to vote or direct the vote of any Ordinary Shares.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 139,899* ADS, representing 1,398,990 Ordinary Shares, they beneficially own. MVA Investors does not have shared power to vote or to direct the vote of any Ordinary Shares.

(iii)	Sole power to dispose or direct the disposition of:

MVA Investors has the sole power to dispose or to direct the disposition of the 10,566* ADS, representing 1,056,600 Ordinary Shares, it beneficially owns. Boxer Capital, Boxer Management and Joe Lewis do not have the sole power to dispose or direct the disposition of any Ordinary Shares.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the 139,899* ADS, representing 1,398,990 Ordinary Shares, they beneficially own. MVA Investors does not have shared power to dispose or to direct the disposition of any Ordinary Shares.

*	The Reporting Persons may be deemed to beneficially own 150,465 ADS, representing 15,046,500 Ordinary Shares, which constitute approximately 1.3% of the Issuer’s outstanding Ordinary Shares (based on 1,177,693,383 Ordinary Shares reported to be outstanding as of November 16, 2015 by the Issuer on its Form 10-Q filed with the SEC on November 23, 2015). Boxer Capital has shared voting and dispositive power with regard to the 139,899 ADS, representing 13,989,900 Ordinary Shares, it owns directly. Boxer Management and Joe Lewis each have shared voting and dispositive power with regard to the 139,899 ADS, representing 13,989,900 Ordinary Shares, owned directly by Boxer Capital. MVA Investors has sole voting and dispositive power over the 10,566* ADS, representing 1,056,600 Ordinary Shares, owned by it. Neither Boxer Capital, Boxer Management nor Joe Lewis have any voting or dispositive power with regard to the Ordinary Shares held by MVA Investors.

Item 5.	Ownership of Five Percent or Less of a Class.

Each of Boxer Capital, Boxer Management, Joe Lewis and MVA Investors has ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the ADS held by Boxer Capital. Only MVA Investors has the right to receive dividends and the proceeds from the sale of the ADS held by MVA Investors.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated February 12, 2016, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Authorized Signatory

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory